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File No. 042856-0006
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc.
Registration Statement on Form S-1
SEC File No. 333-139496
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated January 12, 2007 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Orexigen Therapeutics, Inc. (“Orexigen” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Orexigen is submitting (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Orexigen’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Orexigen’s response for each item below.
General
1.	We note that you intend to seek confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to our request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

January 23, 2007

Orexigen’s Response: Orexigen acknowledges the Staff’s comment, and looks forward to receiving any comments the Staff may have on the confidential treatment request.
2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
Orexigen’s Response: The courtesy copy of the Registration Statement previously provided to the Staff included Orexigen’s corporate logo on the front cover of the prospectus and graphs illustrating clinical trial results on pages 63, 65, 67-68 and 71-73. Orexigen confirms that it does not intend to use any other graphic, visual or photographic materials in the prospectus.
3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and will include pricing-related information in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.
4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement prior to circulating the preliminary prospectus for the offering.
5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and has made changes in the Amendment accordingly.
Prospectus Summary
6.	We note that first paragraphs of your Summary, MD&A and Business sections are identical. Please revise your disclosure to eliminate this unnecessary repetition.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and has made changes to the first paragraph in the Business section to avoid repetition with the Prospectus Summary and MD&A sections. Please refer to the revisions on page 57 of the Amendment. Orexigen has retained consistent disclosure in the first paragraphs of the Prospectus Summary and MD&A sections, because these first paragraphs are intended to summarize the more complete disclosure in the Business section. Orexigen encourages investors to read the prospectus in its entirety;

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however, because certain investors may focus only on particular sections of the prospectus, Orexigen believes that this limited instance of consistent disclosure in the Prospectus Summary and MD&A sections is appropriate. Orexigen believes the interest of providing a succinct and consistent description of its business in the introductory paragraphs of the Prospectus Summary and MD&A sections outweighs the general desire to eliminate repetition, particularly in view of the remaining disclosure in these sections, which is varied and significantly streamlined and condensed compared to the corresponding disclosure in the Business section.
7.	You state that you are focused on developing and commercializing pharmaceutical products. We note that you have no products and that your focus to date has developing your product candidates. Also, disclosure in your MD&A section indicates that while you have expended funds to develop product candidates and conduct FDA testing you have not expended funds for marketing, pre-marketing, sales or other commercial activity. Please revise your disclosure in this sentence and throughout the prospectus to reflect that your company is developing product candidates that may or may not ever become products or be commercialized.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and has revised the disclosure throughout the Amendment accordingly. Specifically, Orexigen indicates in the Amendment that its focus is the development of pharmaceutical product candidates, and has eliminated the references to commercialization of pharmaceutical products. Orexigen has also revised the Amendment to state that it may never succeed in developing commercialized products. Please refer to the revisions on pages 1, 2, 47, 57, 68 and 74 of the Amendment. In addition, please refer to the existing disclosure throughout the Amendment that highlights the risk that Orexigen’s product candidates may not ever become products or ever be commercialized. For example, the first risk factor disclosed in the Risk Factors section on page 9 of the Amendment entitled “We are largely dependent on the success of our two product candidates in clinical development: Contrave (naltrexone/bupropion, each in a sustained release, or SR formulation) and Excalia (zonisamide SR/bupropion SR). We cannot be certain that either product candidate will receive regulatory approval or be successfully commercialized” states that Orexigen cannot be certain that either product candidate will receive regulatory approval or be successfully commercialized. Please also refer to the risk factor “We have not generated any revenue from our product candidates and may never be profitable” on page 31 of the Amendment describing a number of commercialization factors affecting our ability to generate any revenue from our product candidates.
8.	You go on to state that your product candidates combine approved drugs with post-marketing safety records. Throughout the prospectus where you make these statements and in more detail the risk factor on page 10 entitled, “Our product candidates may cause undesirable side effects...,” please disclose that the safety of the combined consumption of these drugs that are your product candidates has not received regulatory approval and is not yet known.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment to disclose that the combination of our product candidates’ constituent drugs has not

January 23, 2007

received regulatory approval and their safety is not yet fully known. Please refer to the revisions on pages 1, 10, 47 and 57 of the Amendment.
9.	Throughout this section and the rest of your document, including your Business and MD&A sections, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. In some places, you do not provide the source of your information. In that regard, please revise your document to indicate the sources of information you have relied on making these statements.
Orexigen’s Response: Orexigen has revised the Amendment throughout the document to indicate the sources of information in accordance with the Staff’s comment. Please refer to the revisions on pages 1, 2, 58, 59, 61 and 79-80 of the Amendment.
10.	We note that much of the statistical information relating to your potential market relates to the estimated worldwide market and the market in the Unites States. On Page 14 your disclosure suggests that you will be directing each of your lead product candidates to specific segments of the obesity marketplace. In that regard, please revise to highlight the estimate for the market(s) where you expect to market your product candidates to the extent possible.
Orexigen’s Response: Orexigen respectfully submits to the Staff that the FDA does not distinguish between types of obesity, and any potential label for Orexigen’s product candidates would be expected to refer to obesity generally. Therefore, Orexigen believes the market data provided in the prospectus is appropriate. While Orexigen has attempted to provide investors with additional insight into the types of obese patients who may be ideal candidates for the two product candidates, if either product candidate is ultimately approved, Orexigen would expect the product candidate to be promoted to as broad a patient population as possible. Orexigen has revised pages 4 and 14 of the Amendment to further describe the risk associated with this potential general obesity label. Accordingly, Orexigen respectfully requests that the Staff reconsider this comment in light of the additional information provided above and the revised disclosure on pages 4 and 14 of the Amendment.
11.	We note that a key constituent of Contrave and Excalia is buproprion, which is used in the treatment of depression and to assist smoking cessation. We further note that many, if not all, of your clinical trials have been conducted using non-smoking patients exclusively. Please disclose why you have limited the patient pool to non-smokers. Any perceived risks or precautions you are taking as to non-smokers should be disclosed in the Business and Risk Factors sections, and any possible limitations on your market opportunity for these product candidates should be articulated where you discuss the potential market size.
Orexigen’s Response: Orexigen respectfully submits to the Staff that it is typical for pharmaceutical companies to exclude smokers from clinical trials due to the health risks and other co-morbidities generally associated with smoking. Orexigen chose to test medically-uncomplicated patients in trials to date because patients with medical complications tend to

January 23, 2007

confound clinical results. In future clinical trials, Orexigen may choose to test its product candidates in a broader set of patients with medical complications, including patients who smoke. Accordingly, there are no specific perceived risks or precautions that Orexigen is taking as to non-smokers other than the general practice in its completed and pending clinical trials to exclude such patients. Furthermore, there are no currently known limitations on Orexigen’s market opportunity stemming from the prior use of bupropion to assist in smoking cessation. Once clinical results are available for medically-complicated patients, including smokers, Orexigen will update its disclosure to include any relevant information as noted in the Staff’s comment.
12.	We note your disclosure of the results of your clinical trials throughout this section and the rest of your document. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results. Also, where you discuss the results of your clinical trials, you should note any adverse events or side-effects that were observed.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment to include appropriate caveats related to efficacy data to date as well as providing additional disclosure around the adverse events and side effects observed. Please refer to the revisions on pages 2, 3, 4, 68 and 74 of the Amendment. In addition, Orexigen respectfully draws the Staff’s attention to Orexigen’s existing disclosure of the risk of future clinical trials and side effects in the risk factors entitled “Our clinical results may fail to demonstrate acceptable levels of safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval “ and “Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label” on pages 9-10 of the Amendment. Finally, Orexigen respectfully draws the Staff’s attention to the existing disclosure of clinical trial adverse events on pages 63, 66 and 74 of the Amendment.
13.	We note you disclose the results of your various clinical trials studies in this section. The disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please relocate the disclosure regarding the efficacy results from the summary to your Business Section.
Orexigen’s Response: Orexigen respectfully submits to the Staff that the disclosure in the Prospectus Summary of the efficacy data observed in clinical trials conducted to date is an appropriate summary of the more fulsome description of the clinical trial efficacy in the Business section. Further, Orexigen’s business success and investors’ interest in the initial public offering will be heavily dependent on this efficacy data, making the summary discussion of efficacy particularly relevant. Finally, in accordance with the Staff’s comment No. 12, Orexigen now presents the discussion of efficacy data in the Prospectus Summary together with disclosure on the side effects observed in the clinical trials as well as general cautionary language concerning the need to continue to evaluate and establish appropriate safety data. Orexigen believes this

January 23, 2007

efficacy disclosure provides a useful summary for investors and notes that it is now presented together with safety and risk factor disclosure to ensure a balanced description of the clinical trial results.
14.	When you discuss naltrexone for the first time on page 2, you should disclose the associated nausea side effects.
Orexigen’s Response: Orexigen has revised the Amendment on page 2 in accordance with the Staff’s comment.
Risk Factors (In summary section), page 4
15.	Please revise to state that you have a history of losses, quantify the losses for each of the last three years and your accumulated deficit, state that you expect to continue to incur significant operating losses in future periods and state that none of your product candidates has been approved for sale by regulatory authorities.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 5 of the Amendment.
“We are largely dependent on the success of our two product candidates. . ., page 9
16.	We note your disclosure that you are not permitted to market your product candidates in the United States until you receive approval of a new drug application. If true, please provide similar disclosure with respect to your ability to market your product candidates in foreign countries as well.
Orexigen’s Response: Orexigen has revised the Amendment on page 9 in accordance with the Staff’s comment.
“Our clinical trials may fail to demonstrate acceptable levels of safety. . .,” page 9
17.	We note your disclosure that you may need to complete additional preclinical testing of your product candidates to evaluate “genotoxicity, reproductive toxicology carcinogenicity.” Please revise your document to explain these terms.
Orexigen’s Response: Orexigen has revised page 10 of the Amendment to replace the words “genotoxicity, reproductive toxicology and carcinogenicity” with the more plain English terms of “safety and toxicity” which Orexigen believes will be more understandable by investors.
“We expect intense competition in the obesity marketplace for Contrave. . .,” page 13
18.	You indicate that Sanofi-Aventis received an “approvable letter from the FDA” relating to potential marketing in the United States regarding the drug Simonabant. Please explain what an approvable letter from the FDA is in this risk factor.

January 23, 2007

     Orexigen’s Response: Orexigen has revised the Amendment on page 14 to explain what an approvable letter is in accordance with the Staff’s comment.
“We will need to increase the size of our organization, and we may . . .,” page 21
19.	We note your disclosure that you have engaged the consulting firm PharmaDirections, Inc., who serves as your primary drug development consultant and manages subcontractors on your behalf as disclosed on page 77 of your document. To the extent you have entered into an agreement with this firm, please file the agreement and describe the terms of the agreement in an appropriate part of your Business section. You should also file the agreement as an exhibit. If you do not believe the agreement is material, please provide us with a detail analysis explaining why you are not substantially dependent on the agreement you have with PharmaDirections.
Orexigen’s Response: Orexigen has revised the Amendment to include a description of the material terms of the PharmaDirections, Inc. agreement in accordance with the Staff’s comment. Please refer to the revisions on page 78 of the Amendment. Orexigen has also filed this agreement and a letter amendment to it as exhibits to the Amendment.
“We may not be able to manage our business effectively if we are unable. . .,” page 22
20.	Please identify the members that you consider key personnel.
Orexigen’s Response: Orexigen has revised the Amendment to identify the management members it considers key personnel. Please refer to the revisions on page 22 of the Amendment.
21.	To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.
Orexigen’s Response: Orexigen supplementally advises the Staff that it has not, to date, experienced problems attracting and retaining key personnel, nor is Orexigen aware of any employee who has plans to retire or leave the company in the near future. Orexigen has revised the Amendment to disclose that it does not believe that any key personnel currently have plans to retire or leave the Company in the near future. Please refer to the revisions on page 22 of the Amendment. In the event that Orexigen experiences problems attracting and retaining key personnel in the future, Orexigen will update the disclosure on page 22 of the Amendment accordingly.
“Our business involves the use of hazardous materials and we and our . . .,” page 24
22.	Please indicate if you currently maintain insurance coverage related to your use of hazardous materials? If yes, please disclose the coverage amount. If no, please indicate if you intend to seek such coverage and approximately when you intend to do so. Also, here and in MD&A, please note and quantify to the extent possible expected

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increases in expense for coverage for hazardous waste or other forms of insurance coverage going forward, if any.
Orexigen’s Response: Orexigen supplementally advises the Staff that Orexigen does not currently maintain hazardous materials insurance coverage. Orexigen has revised the Amendment on page 25 to describe the risk of liability related to its third-party manufacturers’ activities and Orexigen’s future intentions related to potential long-term manufacturing arrangements.
“Our business and operations would suffer in the even to system failures,” page 24
23.	To the extent you have experienced system failures in the past that have materially impacted you, please describe the incidence and its impacts on your business and operations.
Orexigen’s Response: Orexigen supplementally advises the Staff that Orexigen has not experienced any system failures in the past that have materially affected its business and, accordingly, Orexigen has revised the Amendment on page 25 to indicate this. Nevertheless, Orexigen believes that investors should consider this potential meaningful risk and, in the event that Orexigen experiences any such failures in the future, Orexigen will update its risk factor disclosure accordingly.
“The issued patent rights that we have in-licensed covering Contrave and . . .,” page 25
24.	You indicate that both pending Weber/Cowley patent applications were initially rejected by the US Patent and Trademark Offices. Please specify the reasons these applications were initially rejected.
Orexigen’s Response: Orexigen has revised the Amendment to specify the reasons the Weber/Cowley applications were initially rejected in accordance with the Staff’s comment. Please refer to the revisions on page 25 of the Amendment.
“If we are sued for infringing intellectual property rights of third parties. . .,” page 27
25.	Please disclose who has the obligations to take necessary actions to protect patents under your license and collaboration agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?
Orexigen’s Response: Orexigen has revised the Amendment to disclose which party bears the obligation and whether the other party has a right to take necessary actions to protect patents in accordance with the Staff’s comment. Orexigen has included this disclosure under each respective license agreement in the Business Section as it feels this is the most appropriate place to inform investors about the material terms of these agreements. Please refer to the revisions on pages 76-78 of the Amendment.

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“We have never paid dividends on our capital stock, and we do not. . .,” page 37
26.	Please revise the heading of this risk factor to state that because you do not anticipate paying any dividends on the common stock, capital appreciation, if any, of your common stock will be the investor’s sole source of gain. We note you have provided for this disclosure in the body of the risk factor.
Orexigen’s Response: Orexigen has revised the Amendment on page 37 in accordance with the Staff’s comment.
Special Note Regarding Forward Looking Statements, page 38
27.	On page 39, please expand the last sentence of this section to state that the forward-looking statements are also excluded from Section 21E of the Exchange Act.
Orexigen’s Response: Orexigen has revised the Amendment on page 39 in accordance with the Staff’s comment.
Use of Proceeds, page 40
28.	Please disclose the approximate amount and timing of the proceeds you plan to use for each of your leading product candidates, Contrave and Excalia, including where in the drug development process you expect to be after the expenditure of these proceeds.
Orexigen’s Response: Orexigen has revised page 40 of the Amendment in accordance with the Staff’s comment, to the extent practicable. Orexigen has revised the Amendment to provide an approximate dollar amount of the net proceeds intended to be used to fund clinical trials for its two product candidates and other research and development activities: $60.0 million. In addition, Orexigen directs the Staff’s attention to the existing disclosure in the Amendment on page 40 which confirms that Orexigen anticipates that the net proceeds from the offering, together with its existing cash, cash equivalents and short-term investments and the borrowing capacity under its credit and security agreement, will allow it to complete its planned Phase III clinical trials for Contrave and initiate Phase III clinical trials for Excalia. Finally, as described on page 48 of the Amendment, Orexigen respectfully submits to the Staff that Orexigen’s internal research and development resources are not directly tied to any individual research project and are primarily deployed across its Contrave and Excalia programs, both of which target the obesity market. Orexigen is developing each of its product candidates in parallel and, due to the fact that it uses shared resources across projects, it has not maintained information regarding the costs incurred for its research and development programs on a product candidate specific basis. Orexigen’s external service providers similarly have not generally billed Orexigen on a product specific basis. Therefore, Orexigen respectfully submits to the Staff that it is not able to provide a further detailed breakdown of anticipated use of proceeds for each of its product candidates as these proceeds will be shared across the product candidate programs. With the detailed disclosure concerning the stage of clinical development expected to be achieved from the proceeds of the offering for each product candidate, coupled with the precise aggregate

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dollar amount for research and development which accounts for Orexigen’s largest anticipated use of proceeds, Orexigen respectfully submits to the Staff that a more detailed breakdown between the product candidates is not necessary to adequately inform investors of the material anticipated use of proceeds from the offering.
29.	Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State an approximate dollar amount for each.
Orexigen’s Response: Orexigen has revised the Amendment on page 40 in accordance with the Staff’s comment to indicate the general corporate purposes for which it plans to use the proceeds, including rent, salaries and benefits, insurance and professional fees. Orexigen respectfully submits to the Staff that on page 40 of the Amendment it has disclosed an approximate dollar amount of the net proceeds intended to be used to fund clinical trials for its two product candidates and other research and development activities: $60.0 million. Orexigen supplementally advises the Staff that this amount represents approximately 80% of the anticipated net proceeds from the offering, assuming net proceeds of approximately $75.0 million. Page 40 of the Amendment also indicates that any residual proceeds are expected to be used for working capital and other general corporate purposes. Because these residual proceeds are expected to represent not more than approximately 20% of the anticipated net proceeds, Orexigen respectfully submits to the Staff that any additional detail on these general purposes should not be viewed as material to an investor’s understanding of the principal uses of proceeds from the offering. If the ultimate net proceeds realized from the offering are less than this currently projected amount, the portion allocated to clinical trials and research and development will represent an even larger percentage of the total net proceeds. Furthermore, Orexigen already discloses to investors that its management will retain broad discretion over the use of proceeds from the offering in both the Use of Proceeds section and the risk factor entitled “Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways which may not yield a significant return.”
30.	You indicate that you may use a portion of your net proceeds to in-license, acquire or invest in complementary businesses or products. Please clarify from which currently specified allocation(s) you will take funds for such possible use.
Orexigen’s Response: Orexigen has revised the Amendment on page 40 in accordance with the Staff’s comment.
Management’s Discussion and Analysis of Financial, page 47
Critical Accounting Policies and Estimates, page 49
Stock-Based Compensation, page 49
31.	Please revise this discussion to provide the price at which the Series B redeemable convertible preferred stock was issued in April and May 2005 and approximately how much of the proceeds were from unrelated parties. In addition, please clarify how the rights, preferences and privileges of the preferred stock relative to the common stock impacted the fair value of the common stock. Please note that we may have

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additional questions regarding the valuation methodologies once the price range of the offering has been determined.
Orexigen’s Response: Orexigen has revised the Amendment on page 51 in accordance with the Staff’s comment and acknowledges that the Staff may have additional questions regarding the valuation methodologies once the price range of the offering has been determined.
Results of Operations, page 51
32.	Under each of the headings pertaining to research and development, please provide more specific disclosure regarding upon which programs or trials you made r&d expenditures.
Orexigen’s Response: Orexigen respectfully submits to the Staff that, as described on page 48 of the Amendment, Orexigen’s internal research and development resources are not directly tied to any individual research project and are primarily deployed across its Contrave and Excalia programs, both of which target the obesity market. Unlike other pharmaceutical companies whose product candidates are targeted at different patient groups and indications, Orexigen’s product candidates target the same indication of obesity and the studies of these product candidates have been administered at the same clinical trial sites. Orexigen is developing each of these obesity product candidates in parallel and, due to the fact that it uses shared resources across projects, it has not maintained information regarding the costs incurred for its research and development programs on a product candidate specific basis. Orexigen’s external service providers similarly have not generally billed Orexigen on a product specific basis. Therefore, Orexigen respectfully submits to the Staff that it is not able to provide a further detailed breakdown regarding research and development expenses for these two obesity product candidates.
Liquidity and Capital Resources, page 53
33.	Please revise to disclose the dates you issued the shares and option to purchase shares to Duke, Oregon Health & Science and Dr. Lee Dante, respectively, pursuant to license agreements with each of those parties. With respect to the option granted to Dr. Dante, please also disclose exercise price and expiration date of the option.
Orexigen’s Response: Orexigen has revised the Amendment on page 54 in accordance with the Staff’s comment to include the respective dates of share and option issuances as well as the exercise price per share and expiration date of the option.
Business, page 57

Overview, page 57
34.	You indicate in the fifth full paragraph that you anticipate moving one or more of your preclinical programs into clinical trials during 2007. Please identify and describe the preclinical programs you are referring to in this sentence.

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Orexigen’s Response: Orexigen supplementally advises the Staff that its pipeline is too early- stage to be material to its business. Further, any detailed disclosure around Orexigen’s pipeline is highly speculative, may be potentially misleading and should not be viewed as material to an investor’s understanding of Orexigen. However, Orexigen has revised the Amendment on pages 1, 47 and 57 to disclose its intention to continue to screen drugs and based on the results, Orexigen may advance potential product candidates into clinical activities. If and when Orexigen does advance preclinical product candidates into clinical trials, it will then evaluate the materiality of the program and the stage of development and assess appropriate disclosure at that time.
Future Contrave clinical Development Plans, page 68
35.	We note your disclosure that in a recent correspondence with the FDA that the agency did not object to your conclusion that the results of your “Phase IIb clinical trial demonstrated that the combination of naltrexone and bupropion is more effective than the individual components.” Please revise to clarify that the agency’s non-objection to your conclusion does not necessarily mean that the agency supports your conclusion.
Orexigen’s Response: Orexigen has revised the Amendment on page 69 in accordance with the Staff’s comment to clarify the direction received from the FDA in its written correspondence to Orexigen.
Oregon Health & Science University License Agreement, page 75
36.	In Note 3 to the financial statements, there is disclosure that you were required to make 50% of the expenses incurred in the maintenance and prosecution of the licenses pursuant to the licensing agreement you have with Oregon Health & Science University. Please revise your disclosure on page 75 to clarify what, if any, expenses you paid in connection with the maintenance and prosecution of the licenses you obtained from Oregon Health & Science as well as what your obligations are regarding future expenses related to the maintenance and prosecution of licenses obtained from the Oregon Health & Science University.
Orexigen’s Response: Orexigen has revised the Amendment on page 76 in accordance with the Staff’s comment.
Lee Dante License Agreement, page 76
37.	Please disclose the exercise price of the option granted to Dr. Lee as well as the expiration date of the option.
Orexigen’s Response: Orexigen has revised the Amendment on page 77 in accordance with the Staff’s comment.
Executive Officers, page 86

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Board of Directors, pate 88
38.	Please revise the discussion to provide the applicable dates and places of business for the last five years for Michael A. Cowley; Franklin P. Bymaster; and Eckard Weber.
Orexigen’s Response: Orexigen has revised the Amendment on page 89 in accordance with the Staff’s comment to provide the applicable dates and place of business for the last five years for Eckard Weber. Orexigen respectfully submits to the Staff that the five year employment history for both Michael A. Cowley and Franklin P. Bymaster is already disclosed. Page 88 of the Amendment indicates that Dr. Cowley has been a scientist and director at Oregon Health and Science University since 2001 and Orexigen’s Chief Scientific Officer since November 2006, and that Mr. Bymaster was the Biochemistry Scientific Leader of the Neuroscience Division and Senior Research Scientist for Eli Lilly from December 1999 to December 2003, a consultant with various companies since 2003, and Orexigen’s Vice President of Neuroscience since September 2006. However, in accordance with the Staff’s comment, Orexigen has further revised the Amendment on pages 88-89 to clarify the dates surrounding their respective employment.
Executive Compensation, page 92
39.	Please note that your next amendment must comply with the new executive compensation rules and rules regarding related party transactions. Please see Release No. 33-8723A.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and has revised the Amendment to include Compensation Disclosure and Analysis and additional disclosure regarding related party transactions per the new rules . Please refer to the revisions on pages 93-108 and 113 of the Amendment.
Summary Compensation Table, page 92
40.	Please update your table to provide compensation information for the year ended December 31, 2006.
Orexigen’s Response: Orexigen has revised the Amendment on page 97 in accordance with the Staff’s comment.
Principal Stockholders, page 103
41.	Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by Morgenthaler Partners VII, L.P.
Orexigen’s Response: Orexigen has revised the Amendment on pages 103, 105 and 107 in accordance with the Staff’s comment.
Consulting Agreements, page 109

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42.	We note your disclosure regarding the consulting agreement you entered into with Mr. Crowley. You state that as consideration for his services you agreed not to exercise his right of repurchase with respect to 93,277 shares then owed by him. Please disclose the per share price that you would have repurchased the shares. Please also describe the material provisions of your right of repurchase.
Orexigen’s Response: Orexigen has revised the Amendment on page 109 in accordance with the Staff’s comment.
Notes to Financial Statements, page F-7
43.	Please consider disclosing the recently issued accounting standards that were adopted and describe the impact the adoption of these accounting standards had on your financial statements. Please refer to SAB 74 for guidance.
Orexigen’s Response: Orexigen has revised the Amendment on page F-13 in accordance with the Staff’s comment.
Note 1. Organization and Basis of Presentation, page F-7

Revenue Recognition, page F-9
44.	Since your collaborative agreements contains multiple elements, please tell us and disclose your consideration of EITF 00-21. For non-refundable upfront fees, please clarify the circumstances when revenue would not be recognized over the period the related services are provided. See SAB Topic No. 104, Topic 13A.3(f). For the amounts received under collaborative research and development agreements, please clarify the circumstances when revenues are recognized as research costs are incurred over the period specified in the agreement as opposed to when services are performed. As it appears as though the first method uses an input measure (cost), please clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress. In your explanation, describe the relationship between costs incurred and the performance of services.
Orexigen’s Response: Orexigen has revised the Amendment on page F-9 in accordance with the Staff’s comment.
Note 3. Commitments and Contingencies, page F-13
Technology and License Agreements, page F-13

January 23, 2007

45.	Please expand your disclosure to include the length of and termination provisions for all of the agreements. In addition, for the Cypress Bioscience agreement, please clarify that the upfront fee received is non-refundable and disclose the amount of future payments that you may be required to make to Duke upon Cypress’s achievement of various regulatory milestones. Also revise your discussion related to contractual obligations on page 55 to include the total amount that you may be required to pay to Duke under your agreement with Cypress.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment to include length of and termination provisions for all of the technology and license agreements, as well as the $5.7 million total amount it may be required to pay Duke under the Cypress agreement. Please refer to the revisions on pages 55, F-14 and F-15 of the Amendment.
46.	Related to the Cypress agreement, disclose how much of the $57 million of potential milestones relate to sleep apnea and thus are unlikely to be received. In addition, disclose the period over which the upfront payment is being recognized over and how that period was determined. Clarify your obligations under the Cypress agreement, for example, indicate if you are performing research for Cypress under the agreement. Indicate why deferral of revenue is required.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment to disclose the $20 million portion of potential milestone payments related to sleep apnea, to clarify its future obligations and to address deferral of revenue. Please refer to the revisions on pages 78, F-14 and F-15 of the Amendment.
Operating Lease, page F-14
47.	Please expand your disclosure to include the withdrawal restrictions on the certificate of deposit that is included in restricted cash.
Orexigen’s Response: Orexigen has revised the disclosure in the Amendment on page F-16 in accordance with the Staff’s comment.
Note 7, Stock Option, page F-18
48.	Upon completion of the pricing of this offering we may have comments on your accounting for stock compensation and related disclosure.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment and wishes to resolve any comments the Staff may have on accounting for stock compensation and related disclosure as soon as possible.

January 23, 2007

Item 15. Recent Sales of Unregistered Securities, page II-2
49.	Please disclose the number of persons to whom you have issued stock options in sentence numbered “9.” in this section.
Orexigen’s Response: Orexigen has revised the Amendment on page II-2 in accordance with the Staff’s comment to include the total number of persons to whom Orexigen has issued stock options.
Item 16. Exhibits and Financial Statement Schedules, page II-4
50.	We note that some of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.
Orexigen’s Response: Orexigen acknowledges the Staff’s comment, and looks forward to receiving any comments the Staff may have on the remaining agreements once they are filed.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP
Enclosures

cc:	Song Brandon, Esq. U.S. Securities and Exchange Commission Gary D. Tollefson, Orexigen Therapeutics, Inc. (w/out enclosures) Graham Cooper, Orexigen Therapeutics, Inc. (w/out enclosures) Charles K. Ruck, Esq., Latham & Watkins LLP (w/out enclosures) Elise M. Adams, Esq., Blank Rome LLP (w/out enclosures)